SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEYNOTE SYSTEMS, INC.
(Name of Subject Company (issuer))

KEYNOTE SYSTEMS, INC., ISSUER
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

493308100
(CUSIP Number of Class of Securities)

John J. Flavio
Chief Financial Officer
Keynote Systems, Inc.
777 Mariners Island Blvd.
San Mateo, CA 94404
(650) 403-2400
(Name, Address and Telephone Number of Person Authorized  to Receive Notices and Communications on behalf of filing persons)

Copies to:
Matthew P. Quilter, Esq.
Jeffrey R. Vetter, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$80,000,000	$7,360

(1)	Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $8.00 per share.
(2)	Previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,360	Filing Party:	Keynote Systems, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 29, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment”) to Issuer Tender Offer Statement on Schedule TO is filed by Keynote Systems, Inc., a Delaware corporation, in connection with its offer to purchase 10,000,000 shares of its common stock, $0.001 par value per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between Keynote and American Stock Transfer & Trust Company, as Rights Agent, at a price specified by Keynote that is not greater than $8.00 nor less than $7.00 per share, net to the seller in cash, without interest, at which Keynote stockholders have indicated they are willing to sell their shares. Keynote’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 29, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as they may be amended or supplemented from time to time, constitute the offer. This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed by Keynote on October 29, 2002, as amended and supplemented by Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO filed by Keynote on November 8, 2002 (the “Schedule TO”), as set forth below. This Amendment and the Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 11.    Additional Information.

The Letter of Transmittal is hereby amended to delete the clause “the undersigned has read all the terms of the offer” on page 4 of the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEYNOTE SYSTEMS, INC.

By:	/S/ JOHN J. FLAVIO
Name:	John J. Flavio
Title:	Senior Vice President of Finance and Chief Financial Officer

Date: November 14, 2002

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